EXHIBIT 99.1

Equinox Gold Files Technical Report for Aurizona Gold Mine

VANCOUVER, BC, Nov. 4, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) announces that it has filed a National Instrument 43-101 technical report regarding the pre-feasibility study for an expansion at its Aurizona gold mine in Brazil and an updated Mineral Reserve and Mineral Resource estimate for Aurizona, the results of which were announced on September 20, 2021.

The technical report is available for download on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR  and on the Company's website at www.equinoxgold.com.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-files-technical-report-for-aurizona-gold-mine-301417378.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2021/04/c9377.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 22:45e 04-NOV-21